Exhibit 11

                  Metris Companies Inc. and Subsidiaries
                     Computation of Earnings Per Share
              (in thousands, except share and per share data)

                                                 Quarters Ended March 31,
                                               1997                 1996
Primary:
Net Income                                 $    7,738         $      3,855

Weighted average shares of common stock
  outstanding (1)                           19,225,000          15,966,667
Common stock equivalents (2)                   944,109             497,261

Weighted average common and common
  equivalent shares                         20,169,109          16,463,928

Net income per share                       $       .38        $        .23

Fully Diluted:
Net income                                 $     7,738        $      3,855

Weighted average shares of common
  stock outstanding (1)                     19,225,000          15,966,667
Common stock equivalents                       947,808             509,521

Weighted average common and common
  equivalent shares                         20,172,808          16,476,188

Net income per share                       $       .38        $        .23

(1) Assume shares outstanding as if the Company reorganization had occurred at the beginning of the periods shown.
Based on the treasury stock method using the average market price for primary earnings per share and the higher of the average or year-end market price for fully diluted earnings per share. Prior to October 25, 1996, the initial public offering price of $16 was used.